[Mimbres Valley Farmers Association, Inc. letterhead]



                          June 26, 1996



All Mimbres Valley Farmers
  Association Shareholders

     Re:  June 3 Tender Offer

Dear Shareholder:

     On June 15, 1996 the majority of the board of directors (the "Board") of Mimbres Valley Farmers Association, Inc. ("Farmers") sent you a letter about the Board's recommendation concerning the tender offer dated June 3, 1996 (the "Tender Offer") for Farmers stock. The purpose of this letter is to inform you of certain developments that have occurred since June 15.

     The June 15 letter noted that it was the Board's intention to obtain an extension of the tender period in order to allow an accounting firm retained by Farmers time to complete a formal valuation of the company. Attempts by Farmers to obtain a voluntary extension of the tender period from the principal individuals making the Tender Offer (John Brownfield, John Keck, J.W. Donaldson, Jr., Frederick H. Sherman, Kenny Stevens and Harold Morrow; hereafter the "Bidders") were initially unsuccessful. Accordingly, Farmers filed a complaint against the Bidders, and a motion for injunctive relief, in federal court in Albuquerque last Thursday afternoon, June 20. The motion included a request for, among other things, the issuance of a temporary restraining order ("TRO").

     In its complaint, and as the basis for its motion for injunctive relief, Farmers asserted that the Tender Offer violated
Section 14(e) of the federal Securities Exchange Act of 1934. Specifically, Farmers claimed that Mr. Morrow's statement as a certified public accountant that the tender price of $50.00 per share is "fair", and a statement in the Tender Offer concerning the nature of the Board's fiduciary responsibilities, violate the prohibition in Section 14(e) against making an "untrue statement of a material fact ... in connection with [a] tender offer". In addition, Farmers claimed that Mr. Morrow's resignation on June 4, 1996 was improperly delayed for the specific purpose of putting Farmers at the greatest possible disadvantage in responding to the Tender Offer, and that this action violated the Section 14(e) prohibition against "fraudulent, deceptive and manipulative acts or practices ... in connection with [a] tender offer".

     A hearing was held on the TRO portion of Farmers' motion on Friday afternoon, June 21, at the conclusion of which the court (Judge Edwin Mechem) issued the TRO that Farmers sought. The TRO prohibits the Bidders and any of their agents (and specifically including Mimbres Valley Abstract and Title Company, the depositary for the Tender Offer) "from accepting delivery of any shares of [Farmers] stock tendered in response to [the Tender Offer], or from purchasing any stock that may have been tendered prior to this temporary restraining order." Temporary restraining orders typically cannot last more than ten days; thus, the TRO provides for a hearing on a preliminary injunction to be held on July 1, 1996, at which time the TRO would expire.

     Yesterday afternoon Farmers entered into an agreement with the Bidders under which the Bidders will extend the expiration date of the Tender Offer to September 16, 1996, and will amend the Tender Offer to state that "Morrow is not Farmers' outside accountant, and
 ... the representations about the fairness of the tender price in the Tender Offer do not reflect his judgment as a certified public accountant." In return, Farmers will provide the Bidders a copy of the valuation report and certain other financial information as it becomes available.

     As a result of this agreement, the Board intends to request the court to dissolve the TRO and cancel the hearing set for July
1. The Board has not made a decision of whether to take additional legal action against the Bidders, but notes that if it does so it may have other federal and state claims available.

     The June 15 letter noted that Rogoff, Diamond & Walker LLP ("Rogoff"), the accounting firm retained by Farmers to do the valuation report, had, on the basis of a preliminary review, indicated that a disposition of Farmers assets at net book value (assuming that such assets could be sold at net book value) would yield approximately $200 per share. On the basis of additional investigations and review of certain additional financial records, Rogoff now estimates that, taking into account certain assumptions, "the stockholders equity on a market value basis", determined by adjusted net book value, is probably in the order of "approximately $312 per share". Rogoff is careful to note that this figure is still preliminary, and that it is subject to adjustment up or down depending on further investigation. Rogoff also cautions, as it did in its previous communication to Farmers, that "adjusted book value is only one of several methods of determining the value of [Farmers]." Nevertheless, this new estimate only reinforces the belief of the Board that the tender price of $50.00 per share is significantly lower than the actual value of the company. Accordingly, the Board continues to recommend rejection of the Tender Offer.

     The Board intends to communicate the results of the valuation to the shareholders as soon as practicable after Rogoff delivers its report, which is now expected to be in the third week of July. In addition, the full report will also be made available at Farmers' office for examination by any shareholder.

     The following information is required to be included in this letter by Securities and Exchange Commission ("SEC") Rule 14d-9:

a.   The principal executive offices of Farmers are at 811 South
     Platinum, Deming, New Mexico 88030.

b. The address of John Brownfield is HC 66, Box 28, Deming, NM 88030; the address of John Keck is Alamo Ranch Company, 83-555 Airport Boulevard, Thermal, CA 92274; the address of J.W. Donaldson, Jr. is Rt. 2, Box 129, Deming, NM 88030; the address of Frederick H. Sherman is Sherman & Sherman, P.C., 210 South Silver, Deming, NM 88030; the address of Kenny Stevens is Rt. 2, Box 1285, Deming, NM 88030; and the address of Harold Morrow is Morrow & Company, 800 West Florida, Deming, NM 88030. Although the Tender Offer lists approximately 60 bidders in all, it indicates that the bidders other than the six individuals named above are included solely for the purpose of providing legal ownership for all the shares that may be purchased, in view of a requirement of the Farmers articles and bylaws that restricts legal ownership of Farmers shares to a maximum of 240 per person. The Tender Offer indicates that the six individuals named above will be the beneficial owners of all acquired stock, and will exercise all power pertaining to such stock.

c. With respect to Item 3(b) of SEC Schedule 14D-9, there are material actual or potential conflicts of interest between Farmers and three of the bidders: John Brownfield, J.W. Donaldson, Jr., and Harold Morrow. Messrs. Brownfield and Donaldson are current directors of Farmers, and may have a conflict of interest arising from their duty of loyalty to the shareholders of Farmers. Farmers believes, however, that this conflict of interest may be resolved by Messrs. Brownfield and Donaldson fully abstaining from any deliberation or vote of the Board pertaining to the Tender Offer or the response of Farmers thereto. To date, Messrs. Brownfield and Donaldson have so abstained. For the eleven years prior to June 4, 1996, when he resigned, Mr. Morrow was the outside auditor of Farmers. Farmers believes that Mr. Morrow's resignation without notice and under the circumstances, and also certain statements attributable to Mr. Morrow in the Tender Offer, constitute conflicts of interest with his duty owed to Farmers in his role as a certified public accountant.

                         Very truly yours,

                         MIMBRES VALLEY FARMERS ASSOCIATION, INC.



                         By: James E. Keeler
                           James E. Keeler
                           Chairman of the Board of Directors